December 27, 2011

Securities and Exchange Commission

Division of Corporate Finance

Attention: Kathleen Collins, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

RE:	CommVault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 17, 2011
File No. 001-33026

Dear Ms. Collins:

We are in receipt of the Commissions’ comment letter, dated December 23, 2011 addressed to Louis Miceli, Chief Financial Officer of CommVault Systems, Inc. (“CommVault”), related to the above-referenced filing. Consistent with our discussions with your staff on December 23, 2011, please let this letter serve as further confirmation of our intention to respond to your letter by January 24, 2012.

Should you have any questions regarding the foregoing, please contact Louis Miceli, Vice President and Chief Financial Officer, at (732) 870-4004.

Very truly yours,

/s/ N. Robert Hammer
N. Robert Hammer
Chairman, President and Chief Executive Officer

cc:	Melissa Kindelan, Securities and Exchange Commission

2 Crescent Place — Oceanport, NJ 07757 — p: 732.870.4000 — f: 732.870.4622 — e: bhammer@commvault.com